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EXHIBIT 2.4

ASSET PURCHASE AGREEMENT

regarding
 "Venice Beach"
between
 Haleko Hanseatisches Lebensmittel Kontor GmbH & Co. OHG,
Weider Nutrition GmbH,
and
 Hucke AG

ASSET PURCHASE AGREEMENT

between

Haleko Hanseatisches Lebensmittelkontor GmbH & Co. OHG, Holsteinischer Kamp 1, 22081 Hamburg, Germany, represented by Haleko Management GmbH which is represented by its executive director Michael Krüger

        —referred to as "Haleko" or the "Seller"—,

Weider Nutrition GmbH, a corporation organized under the laws of Germany, with headquarters at Holsteinischer Kamp 1, 22081 Hamburg, Germany represented by Dr. Holger Iversen authorized by power of attorney of 26 April 2003,

        —referred to as "Weider Nutrition GmbH"—

and

Hucke AG, Ravensberger Straße 41, 32312 Lübbecke, represented by Dr. Ralf Ek authorized by power of attorney of 28 April 2003,

        —referred to as the "Purchaser"—

—Haleko and the Purchaser individually also referred to as the "Party", collectively also referred to as the "Parties"—

Preamble

1.
Haleko is a partnership under the laws of Germany with its seat in Hamburg. Haleko is, inter alia, engaged in the production, sale and distribution of clothing and related accessories for the sports and leisure industry under the brand "Venice Beach" (such production, sale and distribution referred to as the "Business" and all products and accessories carrying the Trademarks referred to as the "Products").

2.
The Purchaser is one of the leading corporations in the German fashion market with its seat in Lübbecke. The Purchaser creates mid-priced fashionable wear for women, men, and children.

3.
Haleko desires to sell certain assets concerning the Business and Purchaser desires to purchase such assets upon the terms and subject to the conditions of this agreement (this "Agreement").

§ 1
Sale and Purchase of Haleko Business Assets

1.
Assets to be sold and purchased

        Subject to the terms and conditions hereof, the Seller sells to the Purchaser effective as of the Transfer Date as defined in § 5 (1) of this Agreement the following assets concerning the Business and transfers title and possession thereof to the Purchaser. The Purchaser herewith accepts such sale and transfer.

        The assets to be sold and transferred hereunder (collectively referred to as the "Assets") shall comprise the following assets, in each case as and to the extent they may exist on the Transfer Date:

  a)
  Trademarks

          Any and all trademark applications and registrations owned by and/or pursued by the Seller exclusively relating to the Business, including related designations and/or drawings which are individually and/or jointly subject to national and/or international trademark applications and registrations anywhere in the world, including, but not limited to drawings symbolizing wings and/or the letter "V", all as listed in Schedule 1 (collectively referred to as the "Trademarks").

  b)
  Inventory

          All inventory exclusively relating to the Business (including all finished products relating to the Business, all as listed in Schedule 2, Part 1 hereto; all computer hardware used exclusively by the Employees as defined in § 3 (1) below, all as listed in Schedule 2, Part 2 hereto (referred to as "Hardware"); as well as all accessories and all other items located on the premises exclusively used by the Employees as defined in § 3 (1) below, all as listed in Schedule 2, Part 3 hereto, all parts of Schedule 2 as updated by the Parties as of the Transfer Date, such update to be made by physical inventory by both parties until 15 May 2003 at the latest) as well as all low value fixed assets (geringwertige Wirtschaftsgüter) in the meaning of Section 6 (2) of the German Income Tax Code (Einkommenssteuergesetz) and depreciated assets (abgeschriebene Wirtschaftsgüter) located on the business premises of the Seller exclusively used by the Employees as defined § 3 (1) below, these business premises as described and marked in Schedule 2 Part 4 (referred to as "Depreciated Assets"); (collectively referred to as the "Inventory").

  c)
  Receivables

          The accounts and note receivables (whether current or non-current) of the Seller exclusively and clearly related to the Business (excluding any inter-company accounts and note receivables as well as all receivables against MHG Modehandels Gesellschaft Deutschland mbH and Fit & Co.), all as listed in Schedule 3a hereto as updated by the Parties as of the Transfer Date, such update to be made until 15 May 2003 at the latest (collectively referred to as the "Receivables"). The receivables which were written-off (ausgebucht) by the Seller before the Transfer Date, all as listed in Schedule 3b hereto as updated by the Parties as of the Transfer Date, such update to be made until 15 May 2003 at the latest (referred to as the "Written-off Receivables").

  d)
  Business Documents and Records

          All business documents, records, lists, books, files and papers exclusively relating to the Business, including any and all customer lists, physical contracts and agreements as well as any and all advertising materials (collectively referred to as the "Business Documents and Records").

2.
Excluded Assets

        All assets not expressly provided for in § 1 (1) above, including but not limited to those assets listed in Schedule 4 hereto (collectively referred to as the "Excluded Assets") are excluded from the sale and transfer to the Purchaser.

§ 2
Supply and Customer Orders, Other Contracts

1.
Supply Orders and Letters of Credit etc.

a)
The Purchaser shall take over all supply orders concluded by the Seller for Products ordered in the regular course of business prior to the Transfer Date but not delivered by the supplier before the Transfer Date, including but not limited to the orders listed in Schedule 5 as updated by the Parties as of the Transfer Date, such update to be made until 15 May 2003 at the latest (referred to as the "Supply Orders"). The Parties acknowledge that the transfer of the Supply Orders requires the consent of the respective suppliers. Whether such consent shall be sought shall be determined by the Purchaser. Provided the Purchaser determines to seek consent, the Parties shall use their reasonable efforts to obtain such consent and shall take all such necessary actions to enable the Purchaser to enter into the Supply Orders. Should any consent not be obtained, either because the supplier has not been approached by the Parties or has refused to consent, the Purchaser shall hold the Seller free and harmless from all obligations arising out of the respective Supply Orders and indemnify him; the Seller, in turn, shall forward all goods received on the basis of these Supply Orders to the Purchaser at its request and shall assist the Purchaser in the carrying-out of the respective Supply Orders at no costs in addition to the service fee agreed upon in the Service Agreement as defined below.

  b)
  The Parties are aware that the Seller has secured or promised to secure certain Supply Orders by the letters of credit listed in Schedule 6 as updated by the Parties as of the Transfer Date, such update to be made until 15 May 2003 at the latest (referred to as the "Letters of Credit"). The obligations from the Letters of Credit issued until the Transfer Date (referred to as the "Issued Letters of Credit") shall remain with the Seller. As security for Issued Letters of Credit, the Purchaser shall present bank guarantees in the nominal amount of each Issued Letter of Credit to the respective bank. If and to the extent that payments are made due to the Issued Letters of Credit, the Purchaser shall reimburse the Seller. The Purchaser shall in addition also reimburse the Seller for any banking costs (including interests, processing charges, handling fees etc., but excluding any advisory fees or similar charges) in relation to the Issued Letters of Credit. Letters of Credit which are not issued until the Transfer Date shall—if possible—be issued by a bank on behalf of the Purchaser. If such procedure is not accepted by the respective supplier, such Letter of Credit shall be issued by a bank on behalf of the Seller and the arrangements for the Issued Letters of Credit shall apply accordingly.

  c)
  The Parties are aware that the Seller has mandated banks to furnish certain guarantees for obligations of the Seller vis-à-vis third parties, such guarantees listed in Schedule 7 (referred to as the "Guarantees"). The Parties shall use their reasonable efforts to have the Guarantees taken over by the Purchaser and its banks, to ensure that no claims are raised against the Seller under the Guarantees and to ensure that the Seller is relieved from any obligations under the Guarantees. If any claims are raised against the Seller under the Guarantees, the Purchaser shall hold the Seller free and harmless of all such claims and indemnify the Seller, if and to the extent that such claims accrue (entstehen) after the Transfer Date.

2.
Customer Orders

a)
The Purchaser shall take over all customer orders in lieu of the Seller for any Product sold by the Seller in the regular course of business prior to the Transfer Date but not delivered to the customer before the Transfer Date, including but not limited to the orders listed in Schedule 8 as updated by the Parties as of the Transfer Date, such update to be made until 15 May 2003 at the latest, and all customer orders received after the Transfer Date (together referred to as the "Customer Orders"). The Parties acknowledge that the transfer of the Customer Orders requires the consent of the respective customers. Whether such consent shall be sought shall be determined by the Purchaser. Provided the Purchaser determines to seek consent, the Parties shall notify the respective customers of the transfer in a manner agreed upon among the Parties beforehand. The Parties shall use their reasonable efforts to obtain such consent and shall take all such necessary actions to enable the Purchaser to enter into the Customer Contracts. Should the respective customers? consents not be requested or obtained, the Seller shall carry out the respective Customer Orders in its own name but on the account of the Purchaser. The Purchaser shall assist the Seller in the carrying-out of these Customer Orders in each and every respect and shall hold the Seller free and harmless and indemnify him from all obligations arising out of these Customer Contracts. All payments received by the Seller on the basis of these Customer Orders shall be forwarded to the Purchaser at no cost in addition to the service fee agreed upon in the Service Agreement as defined below.

  b)
  Apart from those contracts provided for in § 2 (2a) above the Purchaser shall be under no obligation to enter into any other contracts the Seller may have with its customers (referred to as the "Other Customer Contracts"). However, the Purchaser shall have to support the Seller in defending any possible warranty and/or product liability claims raised against the Seller, in particular by providing the Seller with all information necessary or useful, by inspecting the Product in question and by technical assistance. Such support shall be free of charge to the Seller during the first twenty four months following the date of signing of this Agreement, thereafter the Parties shall agree on a reasonable remuneration. All out-of-pocket expenses, including traveling costs but excluding salaries and other costs, are to borne by the Seller.

3.
Other Contracts and Dual Contracts

a)
The Purchaser shall take over all other contracts exclusively relating to the Business and/or the Employees as defined in § 3 (1), including, without limitation, lease agreements for company cars and direct insurance (both as they can be allocated to the Employees) and lease agreements for the showrooms in Hanover, Munich, Berlin, Norderstedt, Sindelfingen, Eschborn, and Neuss (individually a "Showroom", collectively the "Showrooms"), as listed in Schedule 9a (referred to as the "Other Contracts"). The Parties acknowledge that the transfer of the Other Contracts may require the consent of the respective other party. The Parties shall use their reasonable efforts to obtain such consent and shall take all such necessary actions to enable the Purchaser to enter into the Other Contracts. Should such consent not be obtained, the Purchaser shall hold the Seller free and harmless and indemnify him from all obligations arising out of the respective Other Contracts; provided that the Seller makes available to the Purchaser all services, premises etc. which it is entitled to under the respective Other Contracts. If the lessor of a Showroom does not give its consent to the transfer of the respective lease agreement, notwithstanding § 1 (1) (b) the fixtures of the respective Showroom shall not be transferred to the Purchaser resulting in a corresponding reduction of Purchase Price 1 as defined in §  4 (1a) below

b)
Contracts relating both to the Business and to other lines of business of the Seller, including, without limitation, insurance policies, software license agreements, and cellular phone agreements, as listed in Schedule 9b (referred to as the "Dual Contracts"), shall not be transferred to the Purchaser. If and insofar as requested by the Purchaser, the Parties shall use their reasonable efforts to have the respective other party to the Dual Contracts enter into new agreements with the Purchaser to the extent the respective Dual Contract relates to the Business. As long as such new agreements have not been concluded and as long as the Service Agreement as defined in § 6 is in place, the Seller shall—if and to the extent to which this is possible under the respective Dual Contract without modification—make available to the Purchaser the services, usage etc. under the Dual Contracts. The fixed costs arising under the Dual Contracts for the Purchaser shall be included in the service fee agreed upon in the Service Agreement. Such fixed costs do not include any costs based on usage or utilization (including any telecommunication base and air time fees and any other time—dependent charges or fees), any brokerage, commission or bonus fees, as well as obligations arising from a breach of contract attributable to the Purchaser from which the Purchaser shall hold the Seller free and harmless and indemnify him. After the expiry of the Service Agreement, the Purchaser shall have no rights whatsoever in connection with the Dual Contracts.

§ 3
Employment Matters

        It is the joint understanding of the Parties that this Agreement has to be considered as a partial transfer of an undertaking (Teilbetriebsübertragung) according to Section 613a of the German Civil Code (referred to as the "BGB") and other German rules of law, including but not limited to case law, relating to the protection of employees' rights in case of a transfer of an undertaking. Thus, according to the understanding of the Parties the employees listed in Schedule 10 (referred to as the "Employees") will transfer as a matter of law from the Seller to the Purchaser with effect from the Transfer Date unless the Employees object to such transfer.

1.
Employment Contracts

        In case and as far as the employment agreements of the Employees are not transferred by law from the Seller to the Purchaser, the Purchaser undertakes to offer each of the Employees employment contracts as if their existing contract with the Seller would be transferred according to Section 613a BGB and will use its best efforts to ensure that the offers are accepted by the Employees with effect from the Transfer Date.

2.
Employees who refuse to transfer

        In the event that one or more of the Employees objects to the transfer from the Seller to the Purchaser and/or do not accept the offer pursuant to § 3 (1) above, the Purchaser shall pay to the Seller a sum equivalent to three gross monthly salaries of the respective Employee, payable within one week after the objection/non-acceptance becomes final.

3.
Other employees

        In case other employees of the Seller except for the Employees are transferred by law to the Purchaser, the Seller shall pay to the Purchaser a sum equivalent to three gross monthly salaries of the respective employee, payable within one week after the transfer has been accepted by Seller and Purchaser or finally decided by a competent court.

§ 4
Purchase Price

        The purchase price to be paid by the Purchaser to the Seller shall be paid according to the following terms and conditions:

1.
The Purchase Price

a)
The Purchase Price to be paid for the Inventory shall be (i) book value minus 15% plus VAT if any and to the extent applicable for finished products pursuant to Schedule 2, Part 1 and (ii) book value plus VAT if any and to the extent applicable for the Hardware pursuant to Schedule 2, Part 2 (the book value for the Hardware shall in no event exceed € 40.000), accessories and other items pursuant to Schedule 2, Part 3 as well as the Depreciated Assets, (together referred to as the "Purchase Price 1");

b)
The Purchase Price to be paid for the Receivables shall be (i) book value minus 10% plus VAT if any and to the extent applicable for receivables having an invoice date up to 90 days before Transfer Date, (ii) book value minus 35% plus VAT if any and to the extent applicable for receivables having an invoice date between 91 and 360 days before Transfer Date, (iii) book value minus 90% plus VAT if any and to the extent applicable for receivables having an invoice date of more than 360 days before Transfer Date and which have not been written-off; and (iv) as regards the Written-off Receivables the purchase price shall be € 5,000 plus VAT if any and to the extent applicable; (the total purchase price for all receivables sold, referred to as the "Purchase Price 2");

c)
The Purchase Price to be paid for the Trademarks shall be € 2,075,000 (Euro two million seventy-five thousands) plus VAT if any and to the extent applicable (referred to as the "Purchase Price 3");

  d)
  The Parties are of the opinion that the transaction ("Transaction") set out in this Agreement qualifies as sale of a business as a going concern (Geschäftsveräußerung im Ganzen) for purposes of VAT. The Seller and the Purchaser will request—if possible—a binding ruling from the competent tax authority of the Seller in this respect; if no binding ruling can be obtained, the Parties will try to reach otherwise a joint understanding with the competent tax authorities in this respect. Following their joint understanding, all payments of Purchaser to the Seller under § 4 of this Agreement shall be made without VAT. However, if in the future the tax authorities are of the opinion that the Transaction is subject—partly or in total—to VAT, the Purchaser shall pay the VAT to the Seller without undue delay.

2.
Payment of the Purchase Price

        The Purchase Price 3 shall be paid by the Purchaser to the Seller's account at Deutsche Bank, Bank Code: 200 700 00; Account-No.: 03 13 478 on 30 April 2003 (referred to as the "Payment Date"). The Purchase Price 1 shall be paid by the Purchaser to the Seller's account within 5 (in words: five) business days following the receipt by the Purchaser of the update of Schedules 2, 3, 5, 6, and 8 hereto as of the Transfer Date (referred to as the "Updates"). The Purchase Price 2 shall be paid by the Purchaser to the Seller's account within 90 (in words: ninety) days following the receipt of the Updates by the Purchaser.

§ 5
Transfer Date, Delivery of Documents, Granting of Possession etc.

1.
Transfer Date

        The Seller and the Purchaser agree that title to the Assets shall pass to the Purchaser at the end of 30 April 2003/1 May 2003, 00:00 a.m., subject to the condition precedent of the payment of the Purchase Price 3 in accordance with § 4 (2) (referred to as "Transfer Date").

2.
Delivery of Documents

        On the Transfer Date, the Seller shall furnish to the Purchaser all transfer deeds, documents and other instruments, if any, including all deeds and documents necessary to effect the transfer of the titles to and the rights resulting from the Assets to the Purchaser.

3.
Granting of Possession

        The Seller shall procure that the Purchaser shall obtain undisturbed possession of the Assets as of the Transfer Date. The Purchaser undertakes to accept delivery of the Assets at the premises of the Seller in Hamburg and Bleckede, respectively.

4.
Payments received by the Seller after the Transfer Date

        The Seller shall inform the Purchaser about all payments received by the Seller with respect to the Receivables or otherwise (e.g. pursuant to § 2 (2) (a)) after the Transfer Date without undue delay, such payments shall be allocated to the respective customer order and shall be forwarded by the Seller to the Purchaser without undue delay once the Purchase Price 2 has been paid in full. Under the condition precedents that the Purchase Price 2 is settled and the applicable VAT has been paid by the Purchaser to the Seller—provided that the competent tax authority has ruled that the Transaction is subject to VAT—, the Seller hereby waives all and any rights of set-off and retention with regard to such payments.

        The Purchaser shall list all deductibles for cash discounts and bonuses in a separate summary to be sent to the Purchaser on a monthly basis following the Transfer Date.

        If and in so far as requested by the Purchaser and at his expense, a certified public accountant may review the accounts of the Seller related to the receivables.

5.
Payments received for Written-off Receivables

        The Seller has written-off receivables which are transferred by this Agreement and claimed refund of the respective VAT from the tax office. With respect to such Written-off Receivables the following shall apply:

        If and to the extent the Purchaser receives any payments for Written-off Receivables, the Purchaser shall pay to the competent tax office the VAT due as result of the payments received by the Purchaser for such Written-off Receivables. If the Seller receives payments for such Written-off Receivables, the Seller shall transfer to the Purchaser according to § 5 Subsection 4 of this Agreement only the net amount after deduction of the VAT amounts and shall pay to the competent tax office the VAT due as result of the payments received for such Written-off Receivables.

6.
Duty to supply information

        Upon request of Seller, which shall not be unreasonable, the Purchaser shall inform the Seller of the current status of all Written-off Receivables. The Purchaser will provide such information by written statement which shall include (i) the name of the invoice recipient, (ii) the invoice no., (iii) invoice date, (iv) enforcement measures, (v) the collected amount—if any—and (vi) the VAT amount paid to the competent tax office of the Seller.

        In case the Purchaser informs the Seller of Receivables which turn out to be uncollectible within the meaning of § 17 Subsection 2 No. 1 Value Added Tax Act (Umsatzsteuergesetz), the Seller will claim refund of the respective VAT from the tax office and pay such reclaimed VAT amounts to the Purchaser in due course. Before such payment the Purchaser has to provide to the Seller a written statement which shall include (i) the name of the invoice recipient, (ii) the invoice no., (iii) invoice date, and (iv) sufficient evidence that the relevant Receivable is uncollectible which will enable the Seller to claim of a refund of the respective VAT. In case such refund of VAT is challenged in a field tax audit of the Seller, the Purchaser shall pay to the Seller the amount of VAT refunds which have to be paid back in course of the field tax audit.

§ 6
Seller's Services

        To ensure a seamless transition of the Business from the Seller to the Purchaser, the Parties shall conclude the service agreement which is attached as Exhibit 11 (referred to as the "Service Agreement") and which shall become effective as of the Transfer Date.

§ 7
Representations and Warranties

1.
The Seller and the Purchaser hereby agree pursuant to Section 434, subsection 1, first sentence, BGB (excluding all other regulations of the said provision and hereby neither creating a warranty regarding the nature of the Assets (Beschaffenheitsgarantie) nor an independent warranty (selbständige Garantie) regarding the Assets pursuant to Section 311, subsection 1, BGB), that the following is true as of the date of signing of this Agreement and the Transfer Date unless another date is expressly stated in the respective warranty:

a)
The Seller is the owner or holder of the Trademarks, or can freely dispose of them, and the Trademarks are not encumbered with any rights of third parties. To the best Seller's knowledge there has not been any unauthorized use of the Trademarks by any third party.

b)
The Inventory is in good condition and is usable in the ordinary course of business.

  c)
  On the day of signing of this Agreement, no law suits, arbitration proceedings or administrative proceedings are pending with regard to any of the Assets except those listed in Schedule 12. To the best of the Seller's knowledge no such law suits, arbitration proceedings or administrative proceedings are threatened against or involving the Assets except those listed in Schedule 12.

  d)
  All sums to which the Employees are entitled (whether arising under statute, employment contracts and side letters, mutual termination agreements (Aufhebungs-oder Abwicklungsvereinbarungen) or otherwise) up to and including the date hereof have been paid or will be paid by the Seller, including, without limitation, all wages and salaries, sick and maternity payments, any liability to taxation, accrued holiday payments, expenses, accrued bonus, commission, company pension and other sums payable to such personnel in respect of any period up to the date hereof.

  e)
  The Seller has paid in full when due, including advance payments, all income tax withholding taxes (Lohnsteuern), company pensions, social security contributions (Sozialversicherungsbeiträge) and any other contributions relating to pensions or social security of employees (Versorgungsbeiträge) up to and including the date hereof.

  f)
  The Seller has not terminated or taken any steps to terminate the contract of employment of, nor to dismiss (constructively or otherwise), any of the Employees.

  g)
  Except as disclosed prior to the Transfer Date, and except for the Customer, Supply, Dual, and Other Contracts, except for the Service Agreement, and except for other material contracts necessary for the operation of the Business as presently conducted in all material respects, there are no other binding arrangements which will effect the Business in the future, in particular no license agreements with respect to the Trademarks except for the license agreements listed in Schedule 13.

  h)
  The Updates will be prepared by the same standards and by the same principles and methods of valuation, in particular but not limited to reductions of valuations; as, and will not materially differ from, the Schedules attached hereto on the date of the signing of this Agreement except as provided in this Agreement and except for any changes resulting from the ordinary course of business of the Seller.

  i)
  All Receivables as listed in Schedule 3 as updated by the Parties as of the Transfer Date originated from the ordinary course of business and—to the best of Seller's knowledge—carried as of the Transfer Date the amounts as indicated in Schedule 3. The Seller does, however, not warrant that these receivables are collectible.

2.
Except for the above listed representations and warranties, the Seller makes no further representations or warranties to the Purchaser.

§ 8
Remedies

1.
Should any of the warranties contained in § 7 be wholly or partially incorrect, the Purchaser has to inform the Seller within six weeks after being informed thereof (the "Notification Period") and to set a time limit to the Seller of at least six further weeks to bring about a situation which is in accordance with this Agreement (the "Repair Period").

2.
Subject to § 8 (6) below, the Seller is obliged to effect the situation which would have existed if the warranty would not have been breached by the end of the Repair Period. Should this not happen in time or should it be impossible, the Purchaser has the right to reduce the Purchase Price 3.

3.
All further rights, in particular to damages, and rights to withdraw from or rescind this Agreement and any further rights regarding warranties, out of pre-contractual obligations, breach of contract etc. are excluded unless the Sellers has made an intentional misrepresentation.

4.
Warranty rights have to be notified to the Seller by the Purchaser during a period of 18 (in words: eighteen) months from the Transfer Date. A right or remedy shall be validly notified if a written notice thereof has been given by the Purchaser to the Seller before expiry of the aforesaid period. The Purchaser is obliged to institute legal proceedings within one year after the above notice has been given; otherwise such claims shall be time-barred.

5.
Warranty rights exist only if they have been notified within the Notification Period and if they exceed in the aggregate € 100.000 (Euro one hundred thousand).

6.
The liability of the Seller for all rights out of warranties and remedies is limited to the Purchase Price 3. For the calculation of the aforesaid limitation, any costs and expenses incurred by the Seller by a repair pursuant to § 8 (2) above shall be added to any amount by which the Purchase Price 3 has been reduced pursuant to § 8 (2) above, always provided, however, that such repair has been successful.

7.
Section 442 BGB is excluded as far as the knowledge of Roland Berger Consultants is concerned, i.e. if only Roland Berger Consultants, acting on behalf of the Purchaser, has received certain information and not communicated such information to the Purchaser or its other advisors, it shall be deemed that the Purchaser had no knowledge of such information. This shall not apply for any information given to Roland Berger Consultant as well as to the Purchaser and/or its other advisors.

§ 9
Guarantee of Weider Nutrition GmbH

        As the parent company of the Seller, Weider Nutrition GmbH hereby warrants by way of an independent guarantee that the Seller will fulfill its obligations arising from this Agreement.

§ 10
Final Provisions

1.
Communications

        All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered, sent by facsimile transmission (with receipt confirmed and hard copy sent), sent by overnight courier (with delivery confirmed) or registered and certified mail (postage prepaid):

  a)
  if to the Seller, to:

          Haleko Hanseatisches Lebensmittelkontor GmbH & Co. OHG, Holsteinischer Kamp 1, 22081 Hamburg, Germany, Attention: Michael Krüger, Fax Number: ++49 40 29866 303

  b)
  if to the Purchaser, to:

          Hucke AG, Attn. Axel Dorn, Ravensberger Straße 41, 32312 Lübbecke, Fax Number: ++49 5741 364 202

  c)
  if to Weider Nutrition GmbH, to:

          Latham & Watkins Schön Nolte, Attn. Dr. Holger Iversen, Warburgstraße 50, 20354 Hamburg, Germany, Fax Number: ++49 40 41 40 130

        or to such other addresses as may hereafter be notified by either Party to the other.

2.
Costs

        Each Party shall bear its own costs, fees and other expenses for legal or other advice arising from the negotiation, preparation and performance of this Agreement.

3.
Announcements

        Save to the extent required by law, if any, no announcement concerning the terms of or any matter contemplated by this Agreement or any other matter ancillary to it may be made prior to the Transfer Date by or on behalf of the Parties to this Agreement except with the prior written consent of both Parties.

4.
Amendment and Waiver

        This Agreement (including the Schedules hereto) represents the entire understanding of the Parties with respect to the subject matter hereof, and any previous statements, agreements or understandings between the Parties regarding the subject matter hereof are superceded by this agreement. Any changes and/or amendments to this Agreement—including this provision—shall only be valid and binding if made in writing.

5.
Governing Law and Language

        This Agreement shall be governed by the laws of the Federal Republic of Germany, excluding the UN-Convention on the International Sale of Goods. The binding language of this Agreement shall be English.

6.
Arbitration, Place of Jurisdiction

a)
If a dispute in connection with the update of the any Schedule hereto arises, the Parties shall use their best efforts to amicably settle such dispute. If no settlement can be reached within 30 (thirty) days after the Purchase has notified the Seller in writing of the dispute, each party shall be entitled to submit the issue on which an agreement has not been reached to an expert arbitrator (Schiedsgutachter), to be nominated upon request of either party by the institute of certified public accountants in Germany (Institut der Wirtschaftsprüfer e.V.) in Düsseldorf. The language of the arbitration proceedings shall be German. The Parties must be given the opportunity to state and explain their respective views to the expert arbitrator in written form as well as in the course of one or more arbitration hearings. The Parties' written statements shall each be limited to one opening brief and one written rebuttal limited to addressing the points raised in the other party's opening brief. The arbitration hearing or hearings shall take place in Hamburg and in the presence of the parties and their respective advisors. The expert arbitrator shall also decide on the allocation of the costs of the arbitration proceedings between the Parties. Such allocation shall be made in proportion to the relative success of each of the parties (§ 91 et seq. of the German Code of Civil Procedure). Each Party shall, however, bear the costs of its own advisors.

b)
For all disputes under or in connection with this Agreement not subject to the arbitration clause in § 10 (6) (a), the courts of Hamburg shall have exclusive jurisdiction.

7.
Severability

        Should any provision of this Agreement be entirely or partially invalid or unenforceable, or become so at a later date, the validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be replaced by an appropriate provision which comes closest to the intention of the Parties or the object of this

Agreement, or such provision which the Parties had agreed upon, had they included the matter in this Agreement. The same shall apply to omissions.

8.
Confidentiality

        The Parties shall keep this Agreement and all information obtained in its negotiation, execution and performance confidential and shall only make public announcements as to such information or the contents of this Agreement upon mutual agreement. In particular, the Purchaser shall keep all information regarding the Seller's other lines of business, including the food business, confidential and shall at no time use or make public such information.

        The above does not apply to any disclosure required under the applicable laws, by governmental regulatory bodies, under banking covenants or stock exchange regulations which a Party is subject to. The contents of such disclosure will be communicated to the respective other Party or Parties after to the disclosure without undue delay.

        Notwithstanding the above, the Parties may disclose such information to their professional advisors, banks or other financiers that is necessary (i) for the execution and completion of this Agreement and the transaction contemplated hereby or (ii) for the purpose of any discussions with their banks or other financiers, each upon the understanding that suitable confidentiality obligations have been put in place prior to any such disclosure taking place.

9.
Information related to the Business

        All information with respect or in relation to the Business received by the Seller after the Transfer Date (such as new customer orders, inquiries, complaints and other communications) shall be immediately forwarded to the Purchaser.

Done in Hamburg on 29 April 2003

Haleko Hanseatisches Lebensmittelkontor GmbH & Co. OHG by: Michael Krüger	Hucke AG by: Dr. Ralf Ek
Weider Nutrition GmbH by Dr. Holger Iversen

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ASSET PURCHASE AGREEMENT
§ 1 Sale and Purchase of Haleko Business Assets
§ 2 Supply and Customer Orders, Other Contracts
§ 3 Employment Matters
§ 4 Purchase Price
§ 5 Transfer Date, Delivery of Documents, Granting of Possession etc.
§ 6 Seller's Services
§ 7 Representations and Warranties
§ 8 Remedies
§ 9 Guarantee of Weider Nutrition GmbH
§ 10 Final Provisions